CONSENT OF QUALIFIED PERSON

Kara Byrnes, P. Geo.
Lake Shore Gold Corporation, dba Tahoe Canada
8215 Highway 101 West
Timmins, Ontario, Canada P4N 7W7
Telephone 705.269.4344

I, Kara Byrnes, P. Geo., consent to the public filing of the Technical Report titled “National Instrument 43-101 Technical Report, Timmins West Mine, Timmins, Ontario, Canada” and dated September 20, 2017 (the “Technical Report”) by Tahoe Resources Inc.

I also consent to any extracts from or a summary of the Technical Report in the news release titled “Tahoe Revises 2017 Guidance for Gold Operations and Provides Updated Reserves and Resources at Timmins West,” dated September 21, 2017.

I certify that I have read the aforementioned news release filed by Tahoe Resources Inc. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 21st day of September 2017.

/s/ Kara Byrnes
Signature of Qualified Person

Kara Byrnes, P. Geo.
Print name of Qualified Person